SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Coporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431-1

SUMMARY OF THE MINUTES OF THE TWO HUNDRED AND FIFTH

BOARD OF DIRECTORS' MEETING

1. VENUE: Rua Coronel Dulcídio, 800 - Curitiba - Paraná, with directors' participation through videoconferencing. 2. DATE: August 8, 2020 - 8:30 a.m. 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI - Chairman; and DENISE TEIXEIRA GOMES - Meeting Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS PASSED:

I.	The Board of Directors received updated information about the Company's financial standing, budget execution and the Contingency Plan (Covid-19).
II.	The Board of Directors was informed on the financial institution chosen to provide specialized advisory services in the implementation of the Securities Deposit Certificate Program (UNITs).
III.	The Board of Directors unanimously approved the procedures for the assessment of a business opportunity in the wind generation sector, under the conditions provided in the available documents analyzed, which are under the Company's custody.
IV.	The Board of Directors received a report on the work of the Company's Special Commissions.
V.	After hearing the Statutory Audit Committee, the Board of Directors unanimously approved the signing of an amendment to the contract with legal office to continue providing specialized technical services within the scope of Copel Telecomunicações S.A.
VI.	The Board of Directors received information regarding official letters sent by the Brazilian Securities and Exchange Commission - CVM related to UEG Araucária Ltda. - UEGA, as well as on the responses sent to the CVM.
VII.	After hearing the Statutory Audit Committee, the Board of Directors unanimously approved the Review of the Internal Audit Work Plan, for the 2020/2021 biennium.
VIII.	The Board of Directors unanimously approved the proposal to revise the Annual Investment Budget of Copel Geração e Transmissão S.A. and its wholly-owned subsidiaries.
IX.	The Board of Directors received information on the development plan from the Company's Management and members of the Fiscal Council and Statutory Committees and made specific suggestions.
X.	The Board of Directors analyzed the preliminary version of the Interim Financial Statements for the 2nd quarter of 2020, presented its recommendations and informed that matter will be analyzed once again and resolved at an extraordinary meeting.
XI.	The Board of Directors was informed on the progress of the works of the external auditor, Deloitte Touche Tohmatsu Limited, on the Interim Financial Statements for the 2nd Quarter of 2020.
XII.	The Board of Directors received information about the progress of the 2020-2024 value maximization journey of Copel, produced by an external consultancy firm, and presented its opinions.
XIII.	The Board of Directors was informed of Copel Distribuição S.A.'s adhesion to the Conta-covid measure regulated by the National Electric Energy Agency - Aneel.
XIV.	The Board of Directors received a report from the Company’s Statutory Audit Committee regarding various matters and discussed the topics.
XV.	The Board of Directors received a report from the Chief Executive Officer on various corporate subjects and discussed the matters.
XVI.	The Board of Directors held an Executive Session.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIER - Executive Secretary; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; and DENISE TEIXEIRA GOMES - Meeting Secretary.

This is a free translation of the summary of the minutes of Copel’s 205th Ordinary Board of Directors’ Meeting drawn up in Company’s Book no. 11.

 DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 10, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.